AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT TERMINATING THE GUARANTEED MINIMUM INCOME BENEFIT AND

GUARANTEED MINIMUM DEATH BENEFIT(S)

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract.

This Endorsement is issued and effective on the Business Day we received your completed and signed acceptance of our offer to add an amount to your Contract’s Annuity Account Value in return for termination of your guaranteed minimum income benefit and any applicable guaranteed minimum death benefit(s) under your Contract (“Offer Transaction Date”).

If the Offer Transaction Date would be the same day as your Contract Date Anniversary, the first day of your Contract Year or a Business Day on which we received any financial transaction request other than a partial withdrawal, then the Offer Transaction Date will be the Business Day immediately following the first day of your Contract Year or receipt of any financial transaction request other than a partial withdrawal. If the Offer Transaction Date would be the same day as a Business Day on which we receive any partial withdrawal request, then the partial withdrawal request will be processed the Business Day immediately following your Offer Transaction Date.

We determine the amount to be added to your Contract as of the close of the Business Day preceding the Offer Transaction Date. This amount is added to your Annuity Account Value on the Offer Transaction Date and is allocated among your Investment Options in accordance with your allocation instructions on file. We treat the amount added as incremental earnings in the Contract and not a Contribution.

Your Guaranteed Minimum Income Benefit as described in your Guaranteed Minimum Income Benefit Rider and your Guaranteed Minimum Death Benefit as described in your Contract and any applicable Guaranteed Minimum Death Benefit Rider and, if applicable, your “Earnings Enhancement Benefit” Rider (also referred to as your “Protection Plus” Rider under certain Contracts) listed in the Data Pages are hereby terminated without value, and the [fourth/second] paragraph of Contract Section [6.02/6.01] and any reference to your Guaranteed Minimum Death Benefit on the cover page of the Contract is revised to read as follows: “The amount of the Death Benefit is equal to the Annuity Account Value.”

[Applicable to Series 07 only] [The Investment Options restriction described in your Guaranteed Minimum Income Benefit Rider is terminated on the Offer Transaction Date.]

The charge under the Rider(s) will terminate as of the Offer Transaction Date; other Contract charges will remain unchanged. However, if we receive a request for a surrender or partial withdrawal from your Contract in writing using the required withdrawal form no later than [30] days after the expiration date of your offer, Withdrawal Charges and Administrative Charges on the Transaction Date of your surrender or partial withdrawal, whichever is applicable, will not apply. If you take a partial withdrawal from your Contract no later than [30] days after the expiration date of your offer, the withdrawal amount will reduce the Contributions that are used to determine any future Withdrawal Charge.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]